UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              X-Net Services Corp.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    983763103
                                -----------------
                                 (CUSIP Number)

                                George G. Spencer
                              X-Net Services Corp.
                               4933 E. Highway 60
                              Rogersville, MO 65742
                                 (417) 890-6556
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 22, 2003
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983763103                                                  Page 2 of 5

----- --------------------------------------------------------------------------
  1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       George G. Spencer
----- --------------------------------------------------------------------------
  2    Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  [ ]
              (b)  [ ]
----- --------------------------------------------------------------------------
  3    SEC Use Only

----- --------------------------------------------------------------------------
  4    Source of Funds (See Instructions)

       PF
----- --------------------------------------------------------------------------
  5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

----- --------------------------------------------------------------------------
  6    Citizenship or Place of Organization

       United States
----- --------------------------------------------------------------------------
                     7    Sole Voting Power
                              945,000
   Number of       -------------------------------------------------------------
     Shares          8    Shared Voting Power
  Beneficially                   0
   Owned by        -------------------------------------------------------------
      Each           9    Sole Dispositive Power
   Reporting                  945,000
     Person        -------------------------------------------------------------
      With          10    Shared Dispositive Power
                             5,332,713
----- --------------------------------------------------------------------------
 11    Aggregate Amount Beneficially Owned by Each Reporting Person

             6,277,713
----- --------------------------------------------------------------------------
 12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----- --------------------------------------------------------------------------
 13    Percent of Class Represented by Amount in Row (11)

            53.7%
----- --------------------------------------------------------------------------
 14    Type of Reporting Person (See Instructions)

               IN
----- --------------------------------------------------------------------------

CUSIP No. 983763103                                                  Page 3 of 5

ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of common stock, par value $0.001 (the "Common Stock"), of X-Net Services Corp., a Nevada corporation ("X-Net" or the "Company"). The Company's principal executive offices are located at 4933 E. Highway 60, Rogersville, MO 65472.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c), (f). This statement is being filed by George G. Spencer, whose address is 4933 E. Highway 60, Rogersville, MO 65742. Mr. Spencer is sometimes referred to herein as the "Reporting Person."

The Reporting Person is the Secretary and Treasurer of X-Net. The Reporting Person is a citizen of the United States.

(d), (e). During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4 below. The Reporting Person acquired 945,000 shares of X-Net common stock in exchange for his shares in Third Millennium Industries, Inc. ("Millennium"). The Reporting Person had acquired his shares in Millennium with his personal funds. The Reporting Person is also a member of HIC of MO, LLC, a Missouri Limited Liability Company, that acquired 5,332,713 shares of X-Net common stock in exchange for its shares in Millennium. The Reporting Person did not own any shares of X-Net prior to the reorganization.

ITEM 4.  PURPOSE OF TRANSACTION

On August 22, 2003, X-Net completed its acquisition of all issued and outstanding shares of Third Millennium Industries, Inc., a Nevada corporation ("Millennium), in exchange for 10,200,000 shares of X-Net common stock, pursuant to the terms and conditions of the Agreement and Plan of Reorganization entered into among X-Net, X-Net Merger Co., and Millennium dated as of July 18, 2003. The shares issued to acquire Millennium constituted 87.2% of the issued and outstanding shares of X-Net following consummation of the reorganization, and the reorganization resulted in a change of control of X-Net. As a result of the reorganization, Millennium became a wholly-owned subsidiary of X-Net. The Reporting Person was a shareholder of Millennium and acquired his shares of X-Net common stock solely in exchange for his shares in Millennium. Pursuant to the terms of the Reorganization Agreement, the former officers of X-Net resigned from their respective positions with X-Net, Dennis K. DePriest was appointed President of X-Net, and George G. Spencer was appointed Secretary and Treasurer

CUSIP No. 983763103                                                  Page 4 of 5

of X-Net. In addition, the size of X-Net's Board of Directors was increased to two persons and Dennis K. DePriest was appointed as a director of X-Net. The Reorganization Agreement also provides that ten days after the closing date, or the earliest date permitted by Rule 14f-1, the other director shall resign and be replaced by a person designated by Millennium. The Reporting Person acquired the Common Stock for investment and may purchase additional shares of the Common Stock or dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any of the transactions enumerated in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a). The Reporting Person may be deemed to be the beneficial owner of 6,277,713 shares of Common Stock, which represents 53.7% of the outstanding shares of Common Stock.

(b). The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 945,000 shares of the Common Stock held by him, or 8.1% of the outstanding Common Stock. The Reporting Person has the shared power to dispose and direct the disposition of 5,332,713 shares, or 45.6% of the outstanding Common Stock, held by HIC of MO, LLC, a Missouri limited liability company ("HIC"), of which the Reporting Person is a member. Greg Meador is the manager of HIC with the sole power to vote the Common Stock held by HIC, and Dennis K. DePriest, George G. Spencer, and Greg Meador are the members of HIC and must act by unanimous consent in determining how to exercise investment and dispositive power with respect to the Common Stock held by HIC. The address for each of Dennis K. DePriest, Greg Meador, George G. Spencer, and HIC is 4933 E. Highway 60, Rogersville, Missouri 65742.

(c). See Item 3 above.

(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Person.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein or as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of X-Net, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Dennis K. DePriest and George G. Spencer have each granted stock options to unrelated third parties entitling them to purchase up to 200,000 shares of the Common Stock held by them.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 983763103                                                  Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date      9-2-03                                   /s/ George G. Spencer
----------------------                            ------------------------------
                                                   George G. Spencer




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S. C. 1001)